July 26, 2005

VIA Federal Express and EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  Kevin Vaughn, Reviewing Accountant

Re:          Zoran Corporation.

Comments on Form 10-K for the year ended December 31, 2004 and related filings

File No. 000-27246

Dear Mr. Vaughn:

Reference is made to the letter, dated June 21, 2005, addressed to Mr. Karl Schneider, Chief Financial Officer, of Zoran Corporation (the “Company”), regarding the above-referenced filings.

Subsequent to our previously written response to you which we furnished on July 12, 2005 and the follow up discussions with yourself and Tom Dyer regarding our response to question #2 of the referenced letter, the Company has decided that it will no longer include non-GAAP statements of operations in future filings.

Please call me with any questions regarding this response at (408) 523-6500.

Sincerely,

Karl Schneider

Senior Vice President of Finance and Chief Financial Officer